UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-34175

(Check One): ☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER

For Period Ended:  December 31, 2010
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________

PART I -- REGISTRANT INFORMATION

Ecopetrol S.A.

Full Name of Registrant

Former Name if Applicable

Carrera 13 No. 36 – 24

Address of Principal Executive Office (Street and Number)

Bogota, Colombia

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This Form 12b-25/A of Ecopetrol S.A. (the “Company”) replaces in its entirety the Form 12b-25 of the Company that was originally filed on July 1, 2011 in order to add further detail as to when the Company will present the restatement described below.

The Company is delayed in preparing and filing its annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”), because it requires additional time to complete the restatement described below.  The preparation of this restatement required the devotion of considerable time and resources by personnel at the Company, who would ordinarily be responsible for the preparation of the Company’s 2010 Form 20-F.  The Company’s management and Audit Committee have discussed the below errors with PricewaterhouseCoopers Ltda., the Company’s independent registered public accounting firm.  The Company is working diligently to finalize the effects of the restatement and will include the restated financials in the 2010 Form 20-F, which it expects to file with the SEC no later than July 15, 2011.

The Company presents its financial statements in accordance with Colombian Government Entity generally accepted accounting principles (“Colombian Government Entity GAAP”).  Pursuant to the requirements of the Securities and Exchange Commission (the “SEC”), the Company includes in a note to its financial statements a reconciliation to U.S. generally accepted accounting principles (“U.S. GAAP”). In connection with the Company’s review performed in conjunction with the action plan to remediate the material weakness in the Company’s internal control over financial reporting and disclosure controls and procedures related to the process of preparation and analysis of the differences existing between Colombian Government Entity GAAP and U.S. GAAP declared in 2009, the Company has determined that the consolidated financial reconciliation to U.S. GAAP for the fiscal year ended December 31, 2009 contained in the Company’s consolidated financial statements reported on Form 20-F for fiscal year ended December 31, 2009 (the “2009 Form 20-F”) filed with the SEC on July 15, 2010, should be restated, and that such financial statements should no longer be relied upon. Management concluded that for purpose of its reconciliation of Colombian Government Entity GAAP to U.S. GAAP, it had an error in the determination of the amount of unrealized gains and losses of health, education and pension bond employee benefit plans.  As such, the Company recorded excess amortization expense during 2009. This error led to an understatement of the Company’s consolidated net income in 2009 reconciled to U.S. GAAP ranging from Ps$1,304,000 million to Ps$1,371,000 million (US$638 million to US$ 671 million at the exchange rate of Ps$2,044.23 to US$1.00, which was the representative market exchange rate at December 31, 2009). Based on the Company’s current calculations, it expects the increase to be between 28% and 30% of consolidated net income reconciled to U.S. GAAP. There was no impact to the Company´s U.S. GAAP cash flow from operations as a result of the adjustment.

Separately, the Company’s management also identified and corrected other errors in the 2009 U.S. GAAP reconciliation that, individually and in the aggregate, were considered not to be material, to the Company’s consolidated financial information reconciled to U.S. GAAP.  Such corrections included, among others, adjustments to fixed assets, purchase price allocation adjustments relating to 2009 acquisitions and adjustments relating to the foreign currency translation of certain subsidiaries.  Overall, these adjustments led to an overstatement of the Company´s consolidated net income reconciled to U.S. GAAP of Ps$38,831 million (US$18.99 million at the exchange rate of Ps$2,044.23 to US$1.00, which was the representative market exchange rate at December 31, 2009), representing less than 1% of consolidated net income reconciled to U.S. GAAP.

Therefore, the reconciliation to U.S. GAAP of the Company’s 2009 financial statements will be restated in the 2010 form 20-F that will be filed no later than July 15, 2011.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Adriana M. Echeverri	011-57-1	234-4254
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
☑ Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes  ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is not able to estimate changes in results of operation under U.S. GAAP for 2010 compared to 2009 until it has completed work on the 2010 Form 20-F.

Ecopetrol S.A.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 5, 2011	By:	/s/ Javier G. Gutiérrez
Javier G. Gutiérrez
Chief Executive Officer